UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Patheon N.V.
(Name of Issuer)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number)

JLL Associates G.P. V (Patheon), Ltd.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600

With a copy to:

Robert B. Pincus, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, P.O. Box 636 Wilmington, Delaware 19899-0636 (302) 651-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V (Patheon), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,581,044
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,581,044
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,581,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund VI (Patheon), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,985,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,985,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,985,589 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON PN

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Patheon FF II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V (Patheon), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,599,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,599,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,599,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL/Delta Patheon Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,106,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,106,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL/Delta Patheon GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,106,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,106,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,540 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patheon Holdco Coöperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,106,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,106,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,540 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V (New Patheon), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,996,397
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,996,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,996,397 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

SCHEDULE 13D
CUSIP No. N6865W105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Patheon Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,545,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,545,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,545,432 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON PN

(1) Based on 145,136,214 shares of the Issuer’s ordinary shares outstanding as of February 28, 2017.

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on August 5, 2016 (the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 1 are together referred to herein as the “Schedule 13D”.
This Amendment No. 1 relates to the ordinary shares, par value €0.01 (“Shares”), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Patheon” or “Issuer”).  Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

“On May 15, 2017, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”), and Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg and wholly owned subsidiary of Parent (“Buyer”), which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 19, 2017.

Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions thereof, Buyer will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $35.00 per share in cash, without interest (the “Offer Price”). The Offer will initially remain open until 9.00 a.m. (New York City time) on the day that is the later of (a) 21 business days following the commencement date of the Offer and (b) six business days after the date of the extraordinary general meeting discussed below (the “EGM”), and may be extended in accordance with the terms of the Purchase Agreement (the “Expiration Time”).
Each of the Reporting Persons have entered into tender and support agreements in the form attached as Exhibit 3 to this Schedule 13D (the “Tender and Support Agreements”) with Parent pursuant to which they have agreed, among other things, to tender their respective Shares in the Offer, vote in favor of the adoption of certain shareholders’ resolutions at the EGM and vote against any Alternative Acquisition Proposal (as defined in the Purchase Agreement) and certain related matters.  The Tender and Support Agreements also contain certain transfer restrictions restricting the Reporting Persons from transferring their respective Shares.  The Tender and Support Agreements will terminate upon a termination of the Purchase Agreement; provided, that if the Purchase Agreement is terminated by Patheon’s board of directors (the “Patheon Board”) in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement), Buyer has the option, exercisable within 30 days of the termination of the Purchase Agreement, to acquire all (but not less than all) of the Shares held by the Reporting Persons for the Offer Price per share.
Buyer’s obligation to purchase Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of various closing conditions, including (a) Shares having been validly tendered and not properly withdrawn that represent, together with the Shares then owned by Parent and its affiliates, at least 95% of Patheon’s issued and outstanding capital (the “Minimum Condition”); provided that if, prior to the Expiration Time, Patheon’s shareholders have adopted certain resolutions related to the Asset Sale and Liquidation (each as described below) at the EGM, or any subsequent EGM to be held prior to the closing of the Offer (the “Offer Closing”), the Minimum Condition will be reduced to 80%; and provided further, that if Buyer has extended the Offer on two occasions in consecutive periods of ten business days each in accordance with the Purchase Agreement, and the Minimum Condition is the sole unsatisfied and unwaived condition, Buyer may in its sole discretion reduce the Minimum Condition to 75% for purposes of closing the Offer (but not the Asset Sale described below); (b) the expiration or termination of any waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Council Regulation (EC) No. 139/2004 of the European Union, as amended, and the receipt of certain other required clearances or approvals under applicable antitrust laws (collectively, the “Required Antitrust Approvals”); (c) the absence of any applicable law or order of a governmental authority prohibiting, rendering illegal or enjoining the consummation of the Offer or the other transactions contemplated by the Purchase Agreement; (d) the accuracy of the representations and warranties of Patheon contained in the Purchase Agreement (subject to certain materiality standards); (e) Patheon’s material compliance with its covenants contained in the Purchase Agreement; (f) there not having been a Material Adverse Effect (as defined in the Purchase Agreement) on Patheon following the execution of the Purchase Agreement; (g) the resignation of certain existing members of the Patheon Board and (h) the adoption of resolutions at the EGM providing for, among other things, the appointment of Buyer designees to the Patheon Board effective upon the Offer Closing.
If, at the scheduled Expiration Time, any of the Offer conditions have not been satisfied or waived by Buyer, Buyer must extend the Offer on one or more occasions in consecutive periods of up to 10 business days each (or such other duration as may be agreed to by Buyer and Patheon) in order to permit the satisfaction of such offer conditions; provided, that Buyer may extend the Offer for 20 business days if regulatory approval is not reasonably likely to be obtained and/or a legal restraint is not expected to be removed within a 10 business day period; provided further, that Buyer is not required to extend the Offer on more than two occasions in consecutive periods of up to 10 business days each if the sole unsatisfied condition is the Minimum Condition and that Buyer is not required to extend the Offer beyond February 15, 2018.
As of the Offer Closing, Patheon’s board of directors will consist of at least 7 directors, (i) at least 5 of whom may be designated in writing by Parent and (ii) 2 independent non-executive directors designated by Patheon and Parent by mutual written agreement.
The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“JLL Associates V, JLL FF II, JLL Patheon Co-Investment, Patheon Holdco, JLL Fund V and JLL Fund VI are the record holders (the “Record Holders”) of 62,581,044 Shares of the Issuer, which represents approximately 43.1% of the outstanding Shares.  The Shares shown as beneficially owned by JLL GP V include the Shares held of record by the Record Holders.  The Shares shown as beneficially owned by JLL Associates V include the Shares held of record by JLL Patheon Co-Investment and Patheon Holdco.  The Shares shown as beneficially owned by JLL Patheon Co-Investment, JLL Delta Patheon GP and JLL/Delta LP include the Shares held of record by Patheon Holdco.  Each of the Reporting Persons disclaims beneficial ownership of the Shares of the Issuer included in this report other than the Shares held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.”

Section (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(a)	Amount and Percentage Beneficially Owned:
See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of ordinary shares beneficially owned by each Reporting Person is based upon 145,136,214 Shares outstanding as of February 28, 2017, as reported in the Form 10-Q filed by the Issuer with the Commission on March 17, 2017.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:
“The description of the Purchase Agreement and the Tender and Support Agreements set forth in Item 4 of this Schedule 13D are incorporated herein by reference.”
“JLL/Delta LP intends to cause the distribution of 130,700 Shares in accordance with the partnership agreement of JLL/Delta LP to the estate of a former executive of Patheon in respect of Shares held on his behalf .”

Item 7.  Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 3	Form of Tender and Support Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l and each of the Shareholders party thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL ASSOCIATES G.P. V (PATHEON), LTD.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL PARTNERS FUND VI (PATHEON), L.P.

By its general partner,
JLL Associates VI (Patheon), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL PATHEON FF II, LLC

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL ASSOCIATES V (PATHEON), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL/DELTA PATHEON HOLDINGS, L.P.

By its general partner,
JLL/Delta Patheon GP, Ltd.

By:	/s/ Daniel Agroskin
Name: Daniel Agroskin
Title: Treasurer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL/DELTA PATHEON GP, LTD.

By:	/s/ Daniel Agroskin
Name: Daniel Agroskin
Title: Treasurer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

PATHEON HOLDCO COÖPERATIEF U.A.

By:	/s/ Daniel Agroskin
Name: Daniel Agroskin
Title: Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL PARTNERS FUND V (NEW PATHEON), L.P.

By its general partner,
JLL Associates V (New Patheon), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

JLL PATHEON CO-INVESTMENT FUND, L.P.

By its general partner,
JLL Associates V (Patheon), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director